[redacted]

02023530

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

VF 7-30-02

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49867

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 16 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MARINER FINANCIAL GROUP [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14811 ST. MARY'S LANE, SUITE 130
(No. and Street)

HOUSTON,	TEXAS	77079
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOE F. MOORE, JR. — 281-596-9400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NULL LAIRSON, P.C.
(Name — *if individual, state last, first, middle name*)

11 GREENWAY PLAZA, SUITE 1515	HOUSTON,	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-30-02

OATH OR AFFIRMATION

I, J. RANDALL REIMER, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARINER FINANCIAL GROUP, INC., as of DECEMBER 31, 2001, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

J. Randall Reimer, CPA
Signature

SHAREHOLDER - NULL LAIRSON, P.C.
Title

Emma L. Gonzales Willis
Notary Public

EMMA L. GONZALES WILLIS
Notary Public, State of Texas
My Commission Expires
July 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARINER FINANCIAL GROUP, INC.
Financial Statements
December 31, 2001 and 2000

Null-Lairson
Professional Corporation
Certified Public Accountants
11 Greenway Plaza, Suite 1515
Houston, Texas 77046
(713) 621-1515

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null • Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mariner Financial Group, Inc.
Houston, Texas 77079

We have audited the accompanying statements of financial condition of Mariner Financial Group, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February 14, 2002

Null Lairson, P.C.

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null•Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Mariner Financial Group, Inc.
Houston, TX 77079

In planning and performing our audit of the financial statements and supplemental schedules of Mariner Financial group, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Mariner Financial Group, Inc., for the year ended December 31, 2001, and this report does not affect our report thereon dated February 14, 2002. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understandng and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, The SEC, The NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Null Lairson, P.C.

Houston, Texas
February 14, 2002

FINANCIAL STATMENTS

Mariner Financial Group, Inc.
Statement of Financial Condition
December 31, 2001 and 2000

		2001		2000
Assets				
Cash	$	205,120	$	336,366
Employee advance		7,517		16,000
Investments available for sale		2,638		4,375
Furniture and equipment net of accumulated depreciation of $13,151 and $11,285 as of December 31, 2001 and 2000		1,476		3,342
Total Assets	$	216,751	$	360,083
Liabilities and Stockholders' Equity				
Accounts payable	$	1,222	$	1,276
Federal and state taxes payable		53,743		85,285
Total Liabilities		54,965		86,561
Stockholders, Equity:				
Perferred stock, no par value; 200 shares issued and outstanding		10,000		10,000
Peferred treasury stock		(5,000)		(5,000)
		5,000		5,000
Common stock, no par value; 1,000,000 shares authorized 20,000 shares issued and outstanding		16,200		16,200
Common treasury stock		(9,000)		(9,000)
		7,200		7,200
Retained earnings		149,586		261,322
Total Stockholders' Equity		161,786		273,522
Total Liabilities and Stockholders' Equity	$	216,751	$	360,083

The accompanying notes are an integral part of these statements.

Mariner Financial Group, Inc.
Statement of Operations
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Realized gain (loss) on stock sale	$ (673)	$ (19,763)
Commissions, brokerage and other fees	609,672	6,415,313
Interest	68,032	492,956
Total Revenues	677,031	6,888,506
Expenses		
Commissions and related expenses	621,784	6,496,170
General and administrative	158,410	264,927
Total Expenses	780,194	6,761,097
Income (Loss) Before Income Taxes	(103,163)	127,409
Federal income tax expense	8,573	42,009
Net Income (loss)	$ (111,736)	$ 85,400

The accompanying notes are an integral part of these statements.

Mariner Financial Group, Inc.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2001 and 2000

	Preferred Stock	Common Stock	Accumulated (Deficit) Income	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2000	$ 5,000	$ 7,200	$ 184,987	$ (9,066)	$ 188,121
Comprehensive Income					
Net income			105,165		105,165
Other comprehensive income					
Unrealized holding loss arising during the period				(19,764)	(19,764)
Balance, December 31, 2000	5,000	7,200	290,152	(28,830)	273,522
Comprehensive Income					
Net income	-	-	(108,274)		(108,274)
Other comprehensive income					
Unrealized holding loss arising during the period				(3,462)	(3,462)
Balances, December 31, 2001	$ 5,000	$ 7,200	$ 181,878	$ (32,292)	$ 161,786

The accompanying notes are an integral part of these statements.

Mariner Financial Group, Inc.

Statement of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities		
Net income	$ (111,736)	$ 85,400
Adjustments to reconcile net income to net cash used in		
Operating Activities:		
Depreciation and amortization	1,866	2,090
Changes in operating assets and liabilities		
Commission receivable	-	488,917
Employee advance	8,483	(8,000)
Accounts payable	(54)	(7)
Commissions payable	-	(348,274)
Federal and state taxes payable	(31,542)	69,119
Deferred taxes payable	-	(37,712)
Net cash provided in operation activities	(132,983)	251,533
Cash Flows from Investing Activities		
Purchase of investment	-	(19,300)
Unrealized (gain) loss on investment	1,737	19,763
Net cash provided (used) by investment activities	1,737	463
Increase (decrease) in cash	(131,246)	251,996
Cash, beginning of year	336,366	84,370
Cash, end of year	$ 205,120	$ 336,366

The accompanying notes are an integral part of these statements.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

Organization - Mariner Financial Group, Inc. (the Company) is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (SEC) and a dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1994 and commenced operations on March 4, 1994. Substantially all of the Company's customers are located in or around Houston, Texas. The Company is a member of the National Association for Securities Dealers.

Cash and cash equivalents – For purposes of the statements of cash flows, the company considers as cash equivalents all highly liquid investments with an original maturity of three months or less at the purchase date.

Commission Revenue - All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. The Company recognizes commission revenue on a trade date basis.

Commission Expense - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment - Furniture and equipment is recorded at cost, with depreciation recognized on the straight-line method over the estimated useful lives of the assets of approximately 7 years. Depreciation expense totaled $1,866 and $2,090 for 2001 and 2000, respectively.

Ordinary maintenance and repairs are charged to income, and expenditures, which extend the physical or economic life of the assets, are capitalized.

Income Taxes - The Company accounts for income taxes under the liability method, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted, as of the balance sheet date, for differences between the financial and tax reporting bases of its assets and liabilities.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements - The FASB issued SFAS No. 130, *Reporting Comprehensive Income.* SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributions to owners define comprehensive income to include all changes in equity except those resulting from investments.

SFAS No. 130 is effective for financial statements for periods beginning after December 15, 2000 and requires comparative information for earlier years to be restated. Results of prior operations and financial condition were unaffected by implementation of this standard.

Note 2 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of accounts receivable. Substantially all of the Company's receivables were due from commissions earned from the trade of securities. Although the Company is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2001.

Note 3 – INCOME TAXES

The Company follows certain practices for financial statement purposes which differ from those used for tax reporting purposes. The past differences related to the use of the cash method of accounting for tax purposes. Effective with the 2000 year the Company began reporting on the accrual basis of accounting for tax purposes. As a result, there is no material difference between tax and book income.

Note 4 – PREFERRED STOCK

The preferred stock bears a dividend rate of 6% payable out of profits, if any, during a year. For 2001 and 2000, the Board of Directors voted to retain the Company's earnings and not pay the preferred stock dividends.

Note 5 – MINIMUM NET CAPITAL REQUIREMENT

Pursuant to the Net Capital requirements of the SEC under Rule 15c3-1, the Company is required to maintain a minimum net capital balance, as defined under such rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Company's net capital exceeded the required net capital by $145,101 and $244,031 at December 31, 2001 and 2000, respectively. The Company's net capital ratio was 37% and 35% at December 31, 2001 and 2000, respectively.

Note 6 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the period consists of the following:

Available for Sale:	Cost	Gross Unrealized Gains (Loss)	Fair Value
Loral	$ 6,100	$ (3,462)	$ 6,100
NASDAQ	3,300	(3,300)	0

Note 7 – RENTAL COMMITMENTS

The Company rents office facilities from a related entity on a month to month basis. Some of the space is also sub-leased to unrelated parties and this revenue reduces the expense.

Note 8 – TREASURY STOCK

During 1999, the Company purchased portions of their preferred stock and common stock from shareholders. The preferred stock (5,000 shares) was acquired for $5,000 and the common stock (9,000 shares) was purchased for $9,000.

SUPPLEMENTARY INFORMATION

Mariner Financial Group, Inc.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission (continued)

For the Year Ended December 31, 2001 and 2000

	2001		2000	
Computation of Net Capital:				
Total stockholders' equity				
(from statement of financial condition)	$	161,786	$	273,522
Total stockholders' equity qualified for net capital	$	161,786	$	273,522
Deductions:				
Property and equipment, net		1,476		3,342
Employee note receivable/advance		7,517		16,000
Investments available for sale		2,638		4,375
Net capital	$	150,155	$	249,805
Computation of Aggregate Indebtedness:				
Total aggregate liabilities	$	54,965	$	86,561
Total aggregate indebtedness	$	54,965	$	86,561
Percentage of aggregate indebtedness to net capital		37%		35%
Computation of Basic Net Capital Requirements:				
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,665	$	5,774
Minimum dollar net capital requirement	$	5,000	$	5,000
Net capital requirement (greater of above amounts)	$	5,000	$	5,774
Excess net capital	$	145,155	$	244,031

The accompanying notes are an integral part of these statements.

(continued on next page)

Mariner Financial Group, Inc.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission (continued)
For the Year Ended December 31, 2001 and 2000

		2001		2000
Reconciliation with Company's Computation:				
(included in Part II of Form X - 17A-5 as of December 31, 2001)				
Net capital, as reported in Company's Part II (unaudited)				
Focus report (as Amended at December 31, 2001)	$	161,786	$	273,522
Deduct reported non-allowable assets		-		23,717
Net capital per above	$	161,786	$	249,805

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and reserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.